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June 18, 2003

BY COURIER

SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Attention: Division of Corporate Finance

RE: File No. 82-3706

Dear Sirs:

On behalf of Schneider Electric S.A. (the "Company"), we hereby submit, pursuant to Rule 12g-3-2(b) promulgated under the Securities Exchange Act of 1934 (the "Exchange Act"), the following documents:

1. a brief description of the Company's Allocation of Net Income for the year ended 31 December 2002, addressed to the *Bulletin des Annonces Légales Obligatoires* (Balo) for publication and to the *Commission des Opérations de Bourse* (COB), for which no English translation, version, or summary has been prepared; and

2. an English translation the following press releases issued by the Company, as made available to the Company's shareholders:

   a. "Schneider Electric acquires American company Hyde Park Electronics, Inc.," dated May 15, 2003;

   b. "Schneider Electric Annual Shareholders' Meeting," dated May 16, 2003;

   c. " Schneider Electric signs an environmental and social charter with 10 of its main suppliers," dated June 4, 2003;

   d. "Schneider Electric becomes a major player in the global building automation and control market," dated June 12, 2003.

These materials are being furnished under paragraph (b)(1)(iii) of Rule 12g-3-2 of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please do not hesitate to contact the undersigned at +33 (0)1 55 27 11 53 if you have any questions in respect of this matter.

Yours sincerely,



Eden Quainton

Enc.

Schneider Electric S.A.

Brief description of Allocation of Net Income:

The document indicates that the 2002 annual accounts, published in the Balo on 4 April 2003 on pages 3912 to 3917, were approved by the annual general shareholders' meeting held on 16 May 2003 taking into account the allocation of net income as follows:

Share premium related to conversion of convertible notes	€95,120,469.11
Net income	€221,139,365.39
Total	**€316,259,834.50**
Dividends on shares	€228,812,905.00
French equalization tax (*précompte*)	€87,446,929.50
Total	**€316,259,834.50**

The consolidated accounts for the year ended 31 December 2002 were published in the Balo on pages 3917 to 3933.

The document also contains an extract from the report of the Company's statutory auditors of such auditors' certification of the Company's stand alone accounts and consolidated accounts for year ended 31 December 2002.


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Schneider Electric press release

may 15, 2003

Schneider Electric acquires American company Hyde Park Electronics, Inc.

Schneider Electric has announced the acquisition of Hyde Park Electronics, North American leader in ultrasonic sensor technology.
Hyde Park Electronics, Inc., is a family business located in Dayton, Ohio. The company, which was founded in 1963 generates sales of around EUR 6 million and employs 46 people.
In the late 1980s, Hyde Park developed ultrasonic sensor technology. These components are designed to capture and transmit electrical data concerning motion or the positioning of products on a machine. They incorporate a microprocessor and push-button to allow a customer to select a « window in space » in which objects may be detected through ultrasound.
Small and economical, ultrasonic sensors were rapidly successful and have moved into the industry market in food and beverage, automotive, microelectronics and paper manufacturing applications.

Strengthening our leadership in sensors
According to Mike Harley, leader of the Industry market in the North American Operating Division, *« the acquisition of Hyde Park Electronics is a means for Schneider Electric to complete its wide range of sensors (photoelectric sensors, inductive and capacitive sensors) to offer a greater response to the needs of its customers and significantly strengthen its presence in the US industry market. Parallel to this, we are stepping up the launch of new automation products in order to speed up our organic growth.»*

Via its worldwide network, Schneider Electric will distribute the technology developed by Hyde Park Electronics by selling these sensors under the Telemecanique brand name.

This acquisition marks Schneider Electric's intention to **develop its product offering in the automation sector and is in line with its external growth strategy.**

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Schneider Electric press release

may 19, 2003

Schneider Electric Annual Shareholders' Meeting, May 16, 2003

The Schneider Electric Annual Shareholders' Meeting, chaired by Henri Lachmann, Chairman and Chief Executive Officer, was held on May 16, 2003 to hear the report of the Board of Directors and approve the financial statements for the fiscal year 2002.

The Chairman reviewed the highlights of 2002:
> The obligation to divest Legrand was concluded satisfactorily
> The gross margin increased by more than 1 point compared to the previous year in line with the goals set by the Group in its company program NEW2004
> The operating performance and cash flow at year end were strong, amounting to respectively 11.5% and 10.7% of sales
> Group net income amounted to EUR 422 million
> The Group has a sound financial structure with a positive net cash position of more than EUR 800 million at end of year.

The following decisions were made at the Annual Shareholders' Meeting:

> Approval of the financial statements for the fiscal year 2002
> Distribution of a dividend of EUR 1.50 per share including tax credit to be distributed on May 20, 2003, representing a high pay out of 73% (including the equalization tax)
> The re-election as directors of Mssrs. James Ross, Piero Sierra, Michel François-Poncet, and Gérard de la Martinière,
> The renewal of the financial authorizations granted to the Board of Directors in order to buy back company shares, issue shares upholding or canceling the preferential subscription right and issue shares in favor of employees subscribed to the Company Employee Stock Purchase Plan.

The quorum was 41.3% and these resolutions were adopted with a majority vote of between 73.9% and 98.3%.

Henri Lachmann commented on the outlook for 2003, outlining that the current economic situation is marked by an unprecedented lack of visibility affecting the level of investment in developed countries and by a penalizing rise in the euro.

The Chairman stressed that Schneider Electric has all the necessary assets to overcome these challenging market conditions: innovative products and world-class brands, a business model based on flexibility and the ability to form partnerships, world-wide presence, skilled and committed employees, the capacity and willingness to grow, as well as a sound financial structure that will enable the Group to implement its growth strategy.

Schneider Electric intends to pursue throughout 2003 its organic growth initiatives and its acquisitions, as well as its productivity programs in order to strengthen its leadership position and improve its performance.

The presentation made to the Annual Shareholders' Meeting will be published on the Schneider Electric website, as well as the audio comments. This presentation will be available for 1 month.

Schneider Electric's second quarter 2003 sales will be published on July 22, 2003 and the 2003 interim results will be presented on July 31, 2003.


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Schneider Electric press release

june 4, 2003

Schneider Electric signs an environmental and social charter with 10 of its main suppliers

Rueil-Malmaison, June 4, 2003 - Henri Lachmann, Chairman and Chief Executive Officer of Schneider Electric, signed an environmental and social charter with 10 of the company's main suppliers -Amtek, DSM, Ferraz, Gindre, Kuvag, Menzolit, Metalor, Nief Plastic Holding, Ruget and Semikron

Schneider Electric seized the opportunity to take this action during sustainable development week (June 2-8).

The charter is an agreement on both environmental and social objectives, structured on the basis of the Principles of the UN Global Compact, an initiative developed in January 1999 by the Secretary-General of the United Nations, Koffi Annan. "We thus want to maintain a constructive dialogue on our environmental and social commitments with our main business partners. Companies have a responsibility to share a responsible view of globalization with their employees and business partners. It is in all of our interest to find the routes for responsible and respectful globalization, explained Henri Lachmann.

About Schneider Electric

Schneider Electric
Give the best of the New Electric World
To everyone, everywhere, at any time

The world's power and control specialist, with its global brands Merlin Gerin, Square D and Telemecanique, Schneider Electric offers a comprehensive range of products and services for the residential, buildings, industry, and energy and infrastructure markets.

Schneider Electric and its 74,814 employees recorded 2002 sales of 9.1 billion euros, through 9,000 sales outlets in 130 countries.


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Schneider Electric press release

june 12, 2003

Schneider Electric becomes a major player in the global building automation and control market

Schneider Electric announced today that it will acquire Sweden's T.A.C, a major player in the global building automation and control market. Control, automation and supervision of building utilities, including ventilation, heating, lighting, electricity and safety systems, represents significant growth potential for Schneider Electric for a number of reasons: it is a market worth some €11 billion, it is growing on average by more than 6% a year and it offers substantial synergy with Schneider Electric's current positions in the buildings market.

T.A.C: Ideal characteristics for Schneider Electric
> A major player in building automation and control, with a lineup based on open technologies that is aligned with market expectations and with Schneider Electric's Transparent BuildingTM approach.
> A comprehensive portfolio of controllers, sensors, display units and actuators combined with supervision and design software.
> A powerful image of expertise and quality, reflected in recent flagship projects for the Kremlin, Rockefeller Center, University of Texas, and government buildings in Stockholm.
> One of the best operating performances in the industry thanks to teams whose quality is widely recognized by customers.

A key step in Schneider Electric's growth strategy
Henri Lachmann, Chairman and CEO of Schneider Electric commented: "This acquisition of a company with exceptional performance and image immediately gives us a major position in a growth area related to our business, as defined in our strategy. The global building automation and control market is at the crossroads of Schneider Electric's two core competencies: electrical distribution and automation. The strategic fit with T.A.C is obvious, in terms of products, skills and geographic coverage."

Transaction details
T.A.C is currently owned by the EQT investment fund. The acquisition will be made on the basis of an enterprise value of €422 million (€371 million for the company's shares and €51 million in assumed debt) and will be paid in cash. It will be subject to approval by the appropriate competition authorities in six countries (Germany, Austria, United-States, Finland, Romania, Sweden). In accordance with Schneider Electric's acquisition criteria, and in light of the synergy offered, the transaction will be accretive after amortization of goodwill as from the third year.
The top management of T.A.C who has successfully developed the company will remain in place.

About T.A.C
Based in Malmö, Sweden, TAC has 2,100 employees and operations in more than 70 countries. In 2002, the company recorded sales of nearly €350 million and an operating income of 10.5%. T.A.C has enjoyed remarkable growth over the past few years and is one of the most profitable companies in its industry.

T.A.C Key figure

	en millions d'euros (*)	
	2001	2002
Sales	290,0	345,9
EBITDA	31,9	41,9
As % of sales	11,0%	12,1%

Operating Income	27,0	36,3
as % of sales	9,3%	10,5%

(*) 1 EUR = 9.11 SEK

Sales by region


Asia - Pacific
8%
Europe
45%
Americas
47%

About Schneider Electric
Schneider Electric, the world's Power & Control specialist with leading mondial brands such as Merlin Gerin, Square D and Telemecanique, offers a comprehensive range of products and services for the following markets: residential, buildings, industry and energy and infrastructure.

Schneider Electric's 74 800 employees generated sales of EUR 9.1 billion in 2002 through 13,000 sales outlets in 130 countries.

Schneider Electric
Give the best of the New Electric World
To everyone, everywhere, at any time

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